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                 PRESS RELEASE

                                                       Paris, February 11, 2004

                 Contacts at Publicis Groupe:

                 Pierre Benaich, Investor Relations              +33 1 4443 6500
                 Eve Magnant, Corporate Communications           +33 1 4443 7025


                                PUBLICIS GROUPE:
                 Organic Growth for the Fourth Quarter of 2003
                                     +5.2%
                    Number One in Worldwide Net New Business
                                 for Full Year


Maurice Levy, Chairman & CEO, Publicis Groupe, commented:

"The global advertising market continued the improvement began at the end of last year and appears to have found a good continuing pace. There are several encouraging signs: the consolidation of growth in the United States and in Asia and the beginning of the return to growth in Japan and in Europe. Excluding geopolitical or health considerations, I see no real reasons that should keep us from having a good advertising year in 2004. In the short term, what is still lacking is a more solid and broader recovery in Europe, but I have the feeling that this should occur not long from now.

In this rather encouraging context, our teams were able to take best advantage of the situation in out-performing the industry in organic growth and in winning new clients. That is the best evidence that our offer corresponds exactly to what advertisers are looking for today.

We can confirm that we should be able to achieve 15% operating margin for the second half of 2003 and that our amibition is to achieve 15% operating margin for the entire year 2004."

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     - PUBLICIS ANNOUNCED BETTER-THAN-EXPECTED REVENUES IN THE FOURTH QUARTER.

       Publicis Groupe activity picked up markedly in the fourth quarter, with a strong acceleration of +5.2% in organic growth for the Groupe as a whole during the period. This confirms the year-long positive trend of accelerating organic growth for the Groupe.

       Europe showed positive organic growth in the fourth quarter, the first time last year, confirming positive signs seen in the third quarter.

                Fourth Quarter, 2003 Revenues by Region

                           In Millions of euros            Organic Growth

             Europe                  464                         +1.9%
             North America           447                         +6.6%
             Asia-Pacific             97                         +9.0%
             Latin America            46                        +17.5%
             Rest of World            21                        +11.9%
             ----------------------------------------------------------
             TOTAL                1,075                          +5.2%

     - ORGANIC GROWTH ACCELERATED THROUGHOUT THE YEAR

       The 5.2% organic growth increase for the final quarter represents a major improvement in Groupe performance and is very substantially superior to the performance of the marketplace as a whole.

                      Organic Growth by Quarter, 2003

                    First quarter          -1.2%
                    Second quarter         +1.6%
                    Third quarter          +2.0%
                    Fourth quarter         +5.2%
                    ----------------------------
                    YEAR                   +2.0%

     - 2003 REVENUES: A YEAR MARKING PUBLICIS GROUPE'S CLEAR RETURN TO GROWTH

       Consolidated revenues for Publicis Groupe for the year 2003 rose to 3.86 billion euros. This total takes into account the negative impact of exchange rate changes as well as the integration of Bcom3. It represents an increase of 32% compared to revenues in 2002.

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       Organic growth, at fully-comparable exchange rates and scope of business, grew at 2% for the entire year.
       The Groupe's performance is all the more exceptional because of the numerous restructuring and other activities involved in the integration of Bcom3 last year.

       Publicis Groupe was able to take advantage of the distinct positioning of its different agency networks to outperform its competitors in winning new business and in benefiting the most from the upturn of growth in key markets, including North America and Asia-Pacific.

                      Revenues for the Year 2003, by Geographic Region

                            In Millions of euros            Organic Growth

             Europe                1,543                         -2.0%
             North America         1,737                         +3.6%
             Asia-Pacific            361                         +9.6%
             Latin America           152                         +5.9%
             Rest of World            70                         +9.9%
             ---------------------------------------------------------
             TOTAL                 3,863                         +2.0%

     Billings for Publicis Groupe last year rose to 32.3 billion euros, an increase of 30%.

     - PUBLICIS GROUPE JUMPS TO TOP OF WORLD INDUSTRY IN NEW BUSINESS WINS IN 2003:

       Lehman Brothers brokerage firm identified Publicis Groupe as having won the most net new business in 2003. Lehman Brothers' New Business Scorecard, issued on January 8, 2004, placed Publicis Groupe first in net new business worldwide for the year.

       The inflow of net new business for the Groupe last year was extremely impressive. Over the year, net new business rose to 4 billion dollars (3.4 billion euros), of which 67% was in advertising.

       For the fourth quarter alone, net new business rose to 1.35 billion dollars (1 billion euros) for the different agency networks of the Groupe, of which 56% was in advertising.


                                    *       *
                                        *

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Publicis Groupe (Euronext Paris: 13057, NYSE: PUB) is the world's fourth largest communications group, as well as world leader in media counsel and buying. Its activities span 109 countries on six continents.
Groupe activities cover advertising, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned; media counsel and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: www.publicis.com and www.finance.publicis.com









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                       Publicis Groupe Net New Business,
                              Fourth Quarter, 2003


New Business won in the quarter included:

PUBLICIS WORLDWIDE:
Sanofi-Synthelabo worldwide account, in cooperation with Publicis Healthcare Communications Group; National Defense in Canada; Sara Lee/Dim and EDF in France; Afflelou in France and in Spain; Yakult in the Netherlands; The Swiss Post Office; Bolton Manitoba in Italy; Nestle/Nido in Mexico; Kyobo Life Insurance in Korea; Procter & Gamble/Intrinsa, Coinstar, TBS Superstation, Jamba Juice and shopping.com in the U.S.

LEO BURNETT:
Wella and McDonald's/Big Mac worldwide accounts; an extension of the Heinz account in the U.K.; Greek Petroleum in Greece; Telecom Italia in Italy; Ferrero in Mexico.

SAATCHI & SAATCHI:
Toyota/Prius worldwide account; Bel Group in Europe; Italian Post Office and Autostrade in Italy; Pueblo Supermarkets in Puerto Rico; America Movil/CTI in Argentina.

OTHER NETWORKS AND ADVERTISING AGENCIES OF THE GROUPE:
Pfizer/Celebrex by Kaplan Thaler Group; account extensions for Procter & Gamble by Beacon Communications in Japan, as well as McDonald's in Japan by Beacon jointly with Dentsu.

ZENITHOPTIMEDIA (media counsel and buying):
UIP (United International Pictures) and Power House in the U.K.; Electrolux in Europe; Pfizer Consumer Healthcare in Canada; Coty in Germany and LVMH in China.

STARCOM MEDIAVEST GROUP (media counsel and buying):
Coca Cola in the U.S., in China and in Hungary; an extension of Kraft Foods in the U.S.; Nippon Paint in China; PTT in Thailand; Interbrew/Staropramen in the Czech Republic; Cadbury Schweppes in the U.K. and in Spain.

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SAMS (specialized agencies and marketing services):
- Manning Selvage & Lee: extensions of accounts with Philips, Procter & Gamble and Roche.
- Frankel: P&G/Pampers.
- Publicis Healthcare Communications Group: Teva/Purinethol, Pfizer/Eyetech and Macugen, Abbott/Humira in the U.S.; Bayer/Avelox in Canada and Altan/Alvesco in Germany.

Significant advertising account losses during the fourth quarter were Johnson & Johnson/Tylenol, Pepcid, Saint Joseph Aspirin and Mylanta in the U.S. and McDonald's in media counsel and buying in the U.S.